Exhibit 99.1

FOR IMMEDIATE RELEASE

LEADING APPLICATION DELIVERY
PROVIDER TO MIGRATE APPLIANCES TO USE
SILICOM CARDS

- Sales Potential After Ramp-Up: ~$1.5M/Year –

KFAR SAVA, Israel— August 19, 2014, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that one of its Application Delivery customers has decided to replace the networking cards it currently uses in approximately 10 appliances with a variety of advanced Silicom networking cards. In addition, the customer is considering replacing its current SSL acceleration solution with Silicom’s new Coleto Creek-based card.

To date, the customer has given Silicom Design Wins for cards used in two appliances and initiated a “rolling” Design Win process for the remaining appliances. In addition, the customer has recently placed its first orders for the Design Wins already secured. Once all Design Wins are in place and the ramp-up periods are complete, the customer is expected to place ongoing orders totaling approximately $1.5 million per year.

“We are delighted that this prestigious Application Delivery provider – a customer which in the past was one of our smaller clients – has decided to step up our partnership, standardizing on Silicom cards for its appliance product families,” commented Mr. Shaike Orbach, Silicom’s President and CEO. “This demonstrates the latent potential of our large customer base, which numbers more than 100 OEMs in many of the communications market’s hottest sectors.

“Again and again, we see that the Silicom value proposition, including top-tier technology, rapid customization, a ‘partnership’ mentality and close support, beats out the competition, leading our customers to increase their business with us over time. As such, we continue to view our traditional product lines and our impressive customer base as strong revenue drivers with the power to feed continuous growth for Silicom over the long term.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com